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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d - 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13-d-2(a)


                               (AMENDMENT NO. 1)1


                                NATIONSRENT, INC.
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                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)


                                   638588 10 3
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                                 (CUSIP Number)


                          Stephen K. Roddenberry, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                      One S.E. Third Ave., Miami, FL 33131
                             TEL. NO. (305) 374-5600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                OCTOBER 30, 1998
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             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: o

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 4 Pages)

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      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).



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CUSIP NO. 638588 10 3                   13D                   PAGE 2 OF 4 PAGES



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            NAME OF REPORTING PERSONS
    1 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RAY L. O'NEAL, INC.
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
    2
                                                                        (b) [ ]
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            SEC USE ONLY
    3
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            SOURCE OF FUNDS*
    4
            OO
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            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5        ITEMS 2(d) or 2(e)                                             [ ]

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            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            UNITED STATES OF AMERICA
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                                           SOLE VOTING POWER
                                    7
          Number of                        0
            Shares            --------------------------------------------------
         Beneficially                      SHARED VOTING POWER
           Owned by                 8
             Each                          0
          Reporting           --------------------------------------------------
            Person                         SOLE DISPOSITIVE POWER
             With                   9
                                           0
                              --------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                           0
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            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            0
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            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                         [X]

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            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0%
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    14      TYPE OF REPORTING PERSON*

            CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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CUSIP NO. 638588 10 3                   13D                   PAGE 3 OF 4 PAGES


         Ray L. O'Neal, Inc., a Texas corporation ("RLOI") hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Statement is an amendment to the
Schedule 13D filed by RLOI reflecting the reportable event which occurred on October 23, 1998 (the "Original Statement"). Capitalized terms not defined herein shall have the same meaning ascribed to them in the Original Statement. As a result of the events set forth below in this Statement, RLOI is no longer a beneficial owner of the Issuer's Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Parts (a) and (b) of Item 5 of the Original Statement are hereby amended to include the following:

         On October 30, 1998, RLOI distributed the Note to its shareholders. As a result of the events described above, RLOI no longer beneficially owns Common Stock of the Issuer and, accordingly, is no longer a reporting person under
Section 13-d of the Exchange Act.






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CUSIP NO. 638588 10 3                   13D                   PAGE 4 OF 4 PAGES



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 1998

                                       RAY L. O'NEAL, INC., a Texas corporation



                                       By: /s/ Don R. O'Neal
                                          -------------------------------------
                                          Don R. O'Neal, President